Exhibit 12.1

VERSO PAPER HOLDINGS LLC

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010	2009	2008
Earnings (Loss):
Net (loss) income	$(90,563)	$(194,550)	$(166,170)	$(122,529)	$(125,480)	$80,702	$(39,151)
Amortization of capitalized interest	411	275	422	249	167	152	103
Capitalized interest	(842)	(3,204)	(3,500)	(3,685)	(1,268)	(396)	(1,408)
Fixed charges (below)	106,959	100,320	134,471	128,441	126,105	118,768	106,629

Earnings (loss) adjusted for fixed charges	$15,965	$(97,159)	$(34,777)	$2,476	$(476)	$199,226	$66,173

Fixed charges:
Interest expense	$103,979	$94,953	$127,943	$122,213	$122,528	$116,130	$103,200
Capitalized interest	842	3,204	3,500	3,685	1,268	396	1,408
Portion of rent expense representative of interest	2,138	2,163	3,028	2,543	2,309	2,242	2,021

Total fixed charges	$106,959	$100,320	$134,471	$128,441	$126,105	$118,768	$106,629

Ratio of earnings to fixed charges	—	—	—	—	—	1.68	—
Coverage deficiency	$90,994	$197,479	$169,248	$125,965	$126,581	$—	$40,456